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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                                ICU Medical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    44930G107
                      ------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |X|Rule 13d-1(b)

        |_|Rule 13d-1(c)

        |_|Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 9 Pages
...................................
CUSIP No.  44930G107
...................................

-------- -----------------------------------------------------------------------
         NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1
         Rice Hall James & Associates LLC

-------- -----------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

2        (A) |_|

         (B) |_|

-------- -----------------------------------------------------------------------
         SEC USE ONLY

3
-------- -----------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

4        Delaware

-------- -----------------------------------------------------------------------

                           SOLE VOTING POWER
                     5
                           594,855
                     ----- -----------------------------------------------------

      NUMBER OF            SHARED VOTING POWER
       SHARES        6
    BENEFICIALLY           0
      OWNED BY       ----- -----------------------------------------------------
        EACH
     REPORTING             SOLE DISPOSITIVE POWER
    PERSON WITH      7
                           699,030
                     ----- -----------------------------------------------------

                           SHARED DISPOSITIVE POWER
                     8
                           0
-------- -----------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
         699,030
-------- -----------------------------------------------------------------------

         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10       (SEE INSTRUCTIONS)

-------- -----------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11       5.1%
-------- -----------------------------------------------------------------------

         TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)
12       IA, OO
-------- -----------------------------------------------------------------------

                                                               Page 3 of 9 Pages
...................................
CUSIP No.  44930G107
...................................

-------- -----------------------------------------------------------------------
         NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1
         RHJ Management Company LLC

-------- -----------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

2        (A) |_|

         (B) |_|

-------- -----------------------------------------------------------------------
         SEC USE ONLY

3
-------- -----------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION

4        Delaware

 ------- -----------------------------------------------------------------------

                           SOLE VOTING POWER
                     5
                           594,855
                     ----- -----------------------------------------------------

      NUMBER OF            SHARED VOTING POWER
       SHARES        6
    BENEFICIALLY           0
      OWNED BY       ----- -----------------------------------------------------
        EACH
     REPORTING             SOLE DISPOSITIVE POWER
    PERSON WITH      7
                           699,030
                     ----- -----------------------------------------------------

                           SHARED DISPOSITIVE POWER
                     8
                           0
-------- -----------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
         699,030
-------- ----------------- -----------------------------------------------------

         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
10       INSTRUCTIONS)

-------- -----------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11       5.1%
-------- -----------------------------------------------------------------------

         TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)
12       CO, OO
-------- -----------------------------------------------------------------------

                                                               Page 4 of 9 pages



Item 1.

        (a)       Name of Issuer

                  ICU Medical, Inc.

        (b)       Address of Issuer's Principal Executive Office

                  951 Calle Amanecer
                  San Clemente, CA  92673

Item 2.
        (a)       Name of Person Filing

                  This statement is being filed by (i) Rice Hall James & Associates LLC, a Delaware limited liability company and registered investment adviser ("IA") and (ii) RHJ Management Company, LLC, a Delaware limited liability company ("RHJMC") (collectively, the "Reporting Persons"). RHJMC controls IA by virtue of its position as the majority member of IA.

                  IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. RHJMC's beneficial ownership of Common Stock is indirect as a result of its control of IA. The beneficial ownership of RHJMC is reported solely because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 by RHJMC are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of RHJMC to IA referred to above.

                  Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

        (b)       Address of Principal Business Office or, if none, Residence

                  IA's and RHJMC's Principal Business Offices are located at:

                  600 West Broadway, Suite 1000
                  San Diego, CA 92101

        (c)       Citizenship

                  IA is a Delaware limited liability company.
                  RJHMC is a Delaware limited liability company.

        (d)       Title of Class of Securities

                  Common Stock

                                                               Page 5 of 9 pages



        (e)       CUSIP Number

                  44930G107

Item 3 If this statement is filed pursuant to Sections 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:


          (a)    |_|  Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

          (b)    |_|  Bank as defined in section 3(a)(6) of the Act (15
                      U.S.C. 78c)

          (c)    |_|  Insurance Company as defined in section 3(a)(19) of
                      the Act (15 U.S.C. 78c).

          (d)    |_|  Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)    |X|  An investment adviser in accordance with Section
                      240.13D-1(b)(1)(ii)(E);

          (f)    |_|  An employee benefit plan or endowment fund in
                      accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g)    |X|  A parent holding company or control person in
                      accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h)    |_|  A savings associations as defined in Section 3(b) of
                      the Federal Deposit Insurance Act (12 U.S.C. 1813)

          (i)    |_|  A church plan that is excluded from the definition of
                      an investment company under section 3(c)(114) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)    |_|  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.    Ownership

           Common Stock:

           (a)    Amount Beneficially Owned:                                             699,030
                                                                                         -------
           (b)    Percent of Class:                                                      5.1%
                                                                                         ----
           (c)    Number of shares as to which the joint filers have:

                  (i)   sole power to vote or to direct the vote:                        594,855
                                                                                         -------
                  (ii)  shared power to vote of to direct the vote:                      0
                                                                                         -
                  (iii) sole power to dispose or to direct the disposition of:           699,030
                                                                                         -------
                  (iv)  shared power to dispose of or to direct the disposition of:      0
                                                                                         -

Item 5.    Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

                                                               Page 6 of 9 pages



Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           IA, a registered investment adviser, has the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           RHJMC is a parent holding company for purposes of the Schedule 13G. IA is RHJMC's direct subsidiary, and IA acquired the security being reported on by RHJMC. IA is a registered investment adviser. See Exhibit B.

Item 8     Identification and Classification of Members of the Group

           Not applicable.

Item 9     Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           (a) The following certification shall be included if the statement is filed pursuant to 240.13d-l (b):

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 pages



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2004

                                    RICE HALL JAMES & ASSOCIATES LLC


                                    By:     /s/ Patricia Urbonya
                                        ---------------------------
                                        Patricia A. Urbonya
                                        Chief Operating Officer

                                    RHJ MANAGEMENT COMPANY, LLC

                                    By:     /s/ Kevin Hamilton
                                        ---------------------------
                                        Kevin T. Hamilton
                                        Manager

                                                               Page 8 of 9 pages



                                    EXHIBIT A
                                    ---------


            Identification and Classification of Members of the Group
            ---------------------------------------------------------

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

                    Name                                     Classification
                    ----                                     --------------
               Not applicable.                               Not applicable.

                                    EXHIBIT B
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------


This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  February 11, 2004

                                    RICE HALL JAMES & ASSOCIATES LLC


                                    By:     /s/ Patricia Urbonya
                                        ---------------------------
                                        Patricia A. Urbonya
                                        Chief Operating Officer

                                    RHJ MANAGEMENT COMPANY, LLC

                                    By:     /s/ Kevin Hamilton
                                        ---------------------------
                                        Kevin T. Hamilton
                                        Manager